4-30-02

02033623

FORM 6-K

[illegible]URITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

HSBC Bank plc

Poultry, London, EC2P 2BX, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ________]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ________________________________]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

By: [signature]
Name: I B Marshall
Title: Company Secretary

Dated: April 30, 2002

HSBC BANK plc
HSBC Press Releases/Notifications for the month of April 2002

Title of Press Release/Reason for Notification

(1 to 5)	Notification of Directors' Share Interests in HSBC Bank plc re CCF Option Exercises: 4 April 5 April 12 April 19 April 19 April
(6)	Banca Euromobiliare Acquires Part of HSBC's Private Banking Activity in Italy

AVS No. 332518

Date of notification : 4 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS IN HSBC BANK PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted over CCF shares in 2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC for 1 CCF share. The HSBC shares are to be provided through a Trust, the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C-H Filippi, a director of HSBC Bank plc, currently holds options over 66,000 CCF shares which he is obliged, upon exercise, to exchange for 858,000 (66,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr Filippi also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his option over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date	Nature of transaction by the Trust	Consideration
3 April 2002	Transfer by Trust of 5,200 HSBC Shares to an individual exercising options over 400 Shares	13 HSBC Shares for each CCF share

At 3 April 2002 the Trust held a total of 38,715, 613 HSBC shares.

I B Marshall
020 7260 8177 (Extn. 38177)

AVS No. 800423

Date of notification : 5 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS IN HSBC BANK PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted over CCF shares in 2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC for 1 CCF share. The HSBC shares are to be provided through a Trust, the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C-H Filippi, a director of HSBC Bank plc, currently holds options over 66,000 CCF shares which he is obliged, upon exercise, to exchange for 858,000 (66,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr Filippi also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his option over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date	Nature of transaction by the Trust	Consideration
4 April 2002	Transfer by Trust of 57,460 HSBC Shares to an individual exercising options over 4,420 Shares	13 HSBC Shares for each CCF share

At 4 April 2002 the Trust held a total of 38,658,153 HSBC shares.

I B Marshall
020 7260 8177 (Extn. 38177)

AVS No. 245470

Date of notification : 12 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS IN HSBC BANK PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted over CCF shares in 2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC for 1 CCF share. The HSBC shares are to be provided through a Trust, the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C-H Filippi, a director of HSBC Bank plc, currently holds options over 66,000 CCF shares which he is obliged, upon exercise, to exchange for 858,000 (66,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr Filippi also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his option over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date	Nature of transaction by the Trust	Consideration
11 April 2002	Transfer by Trust of 31,278 HSBC Shares to an individual exercising options over 2,406 Shares	13 HSBC Shares for each CCF share

At 11 April 2002 the Trust held a total of 38,626,875 HSBC shares.

R.H.Musgrove

R H Musgrove
Assistant Secretary
020 7260 0375 (Extn. 50375)

AVS No. 076717

Date of notification : 19 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS IN HSBC BANK PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted over CCF shares in 2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC for 1 CCF share. The HSBC shares are to be provided through a Trust, the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C-H Filippi, a director of HSBC Bank plc, currently holds options over 66,000 CCF shares which he is obliged, upon exercise, to exchange for 858,000 (66,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr Filippi also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his option over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date	Nature of transaction by the Trust	Consideration
16 April 2002	Transfer by Trust of 13,000 HSBC Shares to an individual exercising options over 1,000 Shares	13 HSBC Shares for each CCF share

At 16 April 2002 the Trust held a total of 38,613,875 HSBC shares.

R H Musgrove
Assistant Secretary
020 7260 0375 (Extn. 50375)

AVS No. 027569

Date of notification : 19 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS IN HSBC BANK PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted over CCF shares in 2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC for 1 CCF share. The HSBC shares are to be provided through a Trust, the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C-H Filippi, a director of HSBC Bank plc, currently holds options over 66,000 CCF shares which he is obliged, upon exercise, to exchange for 858,000 (66,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr Filippi also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his option over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date	Nature of transaction by the Trust	Consideration
19 April 2002	Transfer by Trust of 13,000 HSBC Shares to an individual exercising options over 1,000 Shares	13 HSBC Shares for each CCF share

At 19 April 2002 the Trust held a total of 38,600,875 HSBC shares.

R.H. [signature]

R H Musgrove
Assistant Secretary
020 7260 0375 (Extn. 50375)

HSBC

23 April 2002

BANCA EUROMOBILIARE ACQUIRES PART OF HSBC'S PRIVATE BANKING ACTIVITY IN ITALY

A preliminary contract has been signed for the acquisition by Banca Euromobiliare of part of the private banking operations of HSBC Bank plc in Italy. The agreement is for the acquisition by Banca Euromobiliare of seven offices in Como, Sondrio, Padova, Florence, Brescia, Turin and Bologna and includes the transfer of 19 employees.

The seven branches have approximately Euro 9 million of customer deposits, Euro 22 million of customer lending and Euro 173 million of client funds under management. The consideration for the sale has been agreed at Euro 200,000.

The final sale agreement will have to be authorised by Banca d'Italia, in accordance with the requirement of law no. 287/90.

"For us the acquisition of branches of HSBC Bank plc, a company with whom we share a genuine private banking culture, is first and foremost a good investment," pointed out Paolo Caroli, Managing Director of Banca Euromobiliare, "because it helps strengthen our position in the sector."

"Moreover," continued Caroli, "the operation makes it possible to strengthen Banca Euromobiliare's presence in geographical areas where we are already present and to set up offices in areas we had already identified in our strategic plan."

In Italy, HSBC will continue to offer its existing range of private banking, corporate banking, corporate finance, trade finance, treasury and capital markets activities.

Alessandro Baroni, Chief Executive, HSBC Italy, said: "The sale forms part of our strategy to concentrate our private banking activities in Italy through our Milan and Rome offices, where we believe we can grow this business significantly."

more …

Information

As part of the Credito Emiliano–Credem banking group, Banca Euromobiliare currently distributes common investment funds managed by Euromobiliare Asset Management Sgr and manages Credem International Lux, Templeton and Fleming's SICAVs' direct investments. The bank manages eight asset management lines in securities, four asset management lines in Euromobiliare funds and 10 asset management lines in third party SICAVs. It also operates in the insurance sector with five lines of unit-linked policies, life and accident insurance policies, index linked policies and pension funds.

With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

Contacts:

Banca Euromobiliare	**CCF**	**HSBC**
Nicola Guglielmi	Chantal Nedjib	Alessandro Baroni
Barabino & partners	Head of Corporate Communication	HSBC Bank plc
Tel: +39 02 72023535	Tel: + 33 6 08 49 52 17	Tel: +39 02 72437217

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